Exhibit 99.1





Alcon®





First Quarter 2007 Webcast
April 26, 2007

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on April 26, 2007, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 19, 2007, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Management Presentation by

Cary Rayment

Chairman, President & CEO

Jacqualyn Fouse

Senior Vice President,
Chief Financial Officer & Corporate Strategy

Business Overview

Cary Rayment

Chairman, President & CEO

First Quarter Financial Highlights

		Q1 07	Q1 06	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ 1,322.7	$ 1,157.1	14.3%
			Constant Currency**	12.0%
Net Earnings	Reported	$ 346.2	$ 295.7	17.1%
	Adjusted*	$ 367.0	$ 295.7	24.1%
Diluted EPS	Reported	$ 1.14	$ 0.95	20.0%
	Adjusted*	$ 1.21	$ 0.95	27.4%

* Non-GAAP measures – Adjustments are presented on the reconciliation slide at the end of this presentation and in the press release of Q1 results issued on April 25, 2007.

** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Q1 2007 Geographic Sales and Growth


Q1 2007 Sales by Geography
$206.4
+16.8%
Emerging Markets
15.6%
$634.4
+10.0%
U.S.
48.0%
Developed International
36.4%
$481.9
+19.3%
(dollars in millions)

Q1 2007 Product Sales and Growth

Q1 2007 Sales by Product Line



$187.5
+19.6%
Consumer
14.2%
$580.7
+10.6%
Surgical
43.9%
Pharma
41.9%
$554.5
+16.7%

(dollars in millions)

Strong Pharmaceutical Sales Growth


Reported Growth: +16.7%
Constant Currency: +14.8%
$600
$550
$500
$450
$400
$554.5
$475.1
Q1 2006
Q1 2007
(dollars in millions)

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Alcon

TRAVATAN®Z™
Driving Glaucoma U.S. Share Gains

TRAVATAN® + TRAVATAN®Z™ U.S. Rx Share



U.S. Launch of TRAVATAN®Z™
22.0%
19.0%
16.0%
13.0%
10.0%
19.0%
19.3%
19.3%
19.4%
20.0%
20.4%
21.0%
21.4%
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07

Source: WK Health

DuoTrav™ Launch Progressing Well


Prostaglandin Combination Market
EU, Canada and Australia
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
0.9%
2.1%
3.2%
3.7%
4.9%
7.2%
8.9%
11.5%
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Launch Month/Location	
May 06	Germany Canada
June 06	UK Poland
Aug 06	Netherlands
Sep 06	France Norway
Nov 06	Spain Australia
Jan 07	Brazil
Feb 07	S. Korea

Source: Alcon estimate based upon research and disclosed data

Patanol® Share Growth in Japan


Unit Share of Japanese Allergy Market
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Dec-06
Jan-07
Feb-07
Mar-07

Pataday™ Reinvigorating Patanol® Franchise

Pataday™ + Patanol® Rx Trend
(Share of U.S. multi-action anti-allergy market)



2007
2006
78
77
76
75
74
73
72
71
70
+4.0pts
2/9
2/16
2/23
3/2
3/9
3/16
3/23
3/30

Source: LaunchTrac

Surgical Sales Growing Faster Than Market

Reported Growth: +10.6%
Constant Currency: +7.9%


$600
$550
$500
$450
$400
$580.7
$525.2
Q1 2006
Q1 2007

(dollars in millions)

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Alcon

AcrySof® IQ / ReSTOR® / Toric Driving IOL Growth

Global Dollar Sales by Quarter of AcrySof® IOLs

(dollars in millions)


ReSTOR® & Toric
Natural & IQ
Clear
200
150
100
50
0
1Q2001
3Q2001
1Q2002
3Q2002
1Q2003
3Q2003
1Q2004
3Q2004
1Q2005
3Q2005
1Q2006
3Q2006
1Q2007

Alcon

AcrySof® Toric Contributing to Premium IOL Growth


ReSTOR® and Toric
+19.1%
$28
$27
$26
$25
$24
$23
$22
$21
$20
$23.3
$27.7
Q1 2006
Q1 2007

(dollars in millions)

AcrySof® Toric Customer Usage Rising



Number of Customers Ordering Toric
(During the Month)
500
400
300
200
100
0
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07

Consistent Vitreoretinal Sales Contribution


20.0%
15.0%
10.0%
5.0%
0.0%
12.8%
8.6%
15.0%
11.9%
9.8%
1Q2006
2Q2006
3Q2006
4Q2006
1Q2007

Growth rates represent current year quarter over prior year quarter

Consumer Eye Care Sales Growing Above Trend

Reported Growth: +19.6%
Constant Currency: +17.6%



$200
$150
$100
$187.5
$156.8
Q1 2006
Q1 2007

(dollars in millions)

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Alcon

RepleniSH™ Driving Market Share Gains


U.S. Unit Share of Branded Disinfectants
64%
53%
43%
32%
21%
11%
0%
Alcon Branded MPDS
Fusarium
Outbreak
OPTI-FREE® RepleniSH™
RepleniSH™
Launch
1/21/06
2/18/06
3/18/06
4/15/06
5/13/06
6/10/06
7/8/06
8/5/06
9/2/06
9/30/06
10/28/06
11/25/06
12/23/06
1/20/07
2/17/07
3/17/07

Source: AC Nielson

Alcon

Financial Review

Jacqualyn Fouse

Senior Vice President,
Chief Financial Officer & Corporate Strategy

Q1 2007 Reported Income Statement Detail

	Reported Q1 07	% of Sales	Reported Q1 06	% of Sales
Gross Profit	$ 973.7	73.6%	$ 868.9	75.1%
SG & A	417.1	31.5%	386.7	33.4%
R & D	133.5	10.1%	119.3	10.3%
Intangible Amortization	20.0	1.5%	20.5	1.8%
Operating Income	403.1	30.5%	342.4	29.6%
Other Non-Op Income	21.0	1.6%	11.7	1.0%
Income Tax	77.9	5.9%	58.4	5.0%
Net Earnings	$ 346.2	26.2%	$ 295.7	25.6%
Diluted EPS	$ 1.14		$ 0.95	

(dollars in millions, except per share amounts)

Comparable Q1 2007 Income Statement Detail

	Adjusted Q1 07*	% of Sales	Reported Q1 06	% of Sales
Gross Profit	$ 997.7	75.4%	$ 868.9	75.1%
SG & A	417.1	31.5%	386.7	33.4%
R & D	133.5	10.1%	119.3	10.3%
Intangible Amortization	11.3	0.9%	20.5	1.8%
Operating Income	435.8	32.9%	342.4	29.6%
Other Non-Op Income	21.0	1.6%	11.7	1.0%
Income Tax	89.8	6.8%	58.4	5.0%
Net Earnings	$ 367.0	27.7%	$ 295.7	25.6%
Diluted EPS	$ 1.21		$ 0.95	

***Q1 2007 excludes the impact of charges related to the impairment of certain refractive assets. This column contains non-GAAP measures that are provided to help investors better compare results of operations from 2007 to 2006. See reconciliation.**

(dollars in millions, except per share amounts)

Reported Tax Rate vs. “Base” Rate

	Q1 07	FY 2006	FY 2005
“Base” Effective Tax Rate*	18.8%	21.0%	25.1%
Total Net Impact of “Non-structural” Items	(0.4)%	(4.4)%	(2.5)%
Reported Effective Tax Rate	18.4%	16.6%	22.6%

* “Base” effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

Balance Sheet Highlights

	3/31/07	12/31/06
Short and Long Term Borrowings	$ 957.6	$ 981.3
Cash and Cash Equivalents	$ 1,496.2	$ 1,489.2
Consolidated S/H Equity	$ 2,972.6	$ 2,913.6
A/R Change (From 12/31/06)	9.6%	N/A
Inventory Change (From 12/31/06)	3.1%	N/A

(dollars in millions)

2007 Full Year Financial Guidance

- Sales range from $5,400 to $5,475 million
- Adjusted EPS* range from $5.15 to $5.25
- Excludes charges associated with the impairment of the company's refractive assets
- Reported EPS range from $5.08 to $5.18
- Assumes currency exchange rates remain at current level

* Non-GAAP measures – Adjustments are presented on the reconciliation slide at the end of this presentation and in the press release of Q1 results issued on April 25, 2007.





Alcon®





Q1 2007 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	Non-GAAP Adjustment: Impairment Charges	Non-GAAP Adjusted*
Sales	$ 1,322.7	$ --	$ 1,322.7
Cost of goods sold	349.0	(24.0)	325.0
Gross Profit	973.7	24.0	997.7
Selling, general and administrative	417.1	--	417.1
Research and development	133.5	--	133.5
Amortization of intangibles	20.0	(8.7)	11.3
Operating income	403.1	32.7	435.8
Other Income	21.0	--	21.0
Earnings before income taxes	424.1	32.7	456.8
Income Taxes	77.9	11.9	89.8
Net earnings	$ 346.2	$ 20.8	$ 367.0
Diluted EPS	$ 1.14	$ 0.07	$ 1.21

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Earnings Guidance Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Projected	Non-GAAP Adjustment Impairment Charges	Non-GAAP Adjusted*
Diluted EPS Guidance – Low	$ 5.08	$ 0.07	$ 5.15
Diluted EPS Guidance - High	$ 5.18	$ 0.07	$ 5.25

*The guidance as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.